UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2022

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

7625 S. Peoria Street, Unit D11
Englewood, CO	80112
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

DESCRIPTION OF XTI’S BUSINESS	-1-

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	-5-

OTHER INFORMATION	-11-

INTERIM FINANCIAL STATEMENTS	-12-

In this Semi-Annual Report, references to “XTI,” “we,” “us,” “our,” or the “Company” mean XTI Aircraft Company.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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DESCRIPTION OF XTI’S BUSINESS

XTI Aircraft Company (“XTI” or the “Company”) is an aircraft development and manufacturing company. Headquartered in Englewood, Colorado, the Company is developing a vertical takeoff and landing (“VTOL”) aircraft that takes off and lands like a helicopter and cruises like a fixed-wing business aircraft. Our initial model, the TriFan 600, is a six-seat aircraft whose mission is to provide point-to-point air travel over distances of up to 700 miles, fly at twice the speed of a helicopter and cruise at altitudes up to 25,000 feet.

We believe the TriFan 600 will be one of the first VTOL aircraft that offers the speed and comfort of a business aircraft and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, emergency medical services, and commuter and regional air travel.

The Company was incorporated in October 2009, and operations began in the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600, building and testing a two-thirds scale unmanned version of the TriFan 600, generating pre-orders for the TriFan 600, and seeking funds from investors to enable the Company to build full-scale piloted prototypes of the TriFan 600, and to eventually engage in commercial development of the TriFan 600.

TriFan 600

We plan to either assemble the TriFan 600 aircraft in-house with supplier-provided components or engage a third-party manufacturer to assemble the aircraft. By combining existing and future state-of-the-art technologies and components (including turbine engines, composites, software, advanced propulsion and fuel systems) into our patented proprietary design, we believe the TriFan 600 will be a commercially successful aircraft for the business and other aviation markets described below.

We plan to assemble the TriFan 600 in-house with supplier-provided components. (See “Engineering and Development to Date”). By combining existing and future state-of-the-art technologies and components (including turbine engines, composites, software, advanced propulsion and fuel systems) into our patented proprietary design, we believe the TriFan 600 will be a commercially successful aircraft for the business and other aviation markets described below.

Engineering and Development to Date

We plan to seek FAA certification of the TriFan 600 as a fixed-wing, VTOL aircraft. Initial concept and engineering analysis for the TriFan 600 was completed in April 2014. We built a 65% scale prototype and in May 2019 began initial hover tests. The prototype was successfully hover-tested multiple times. Subsequent to raising private funding during 2021, we hired a number of engineers (employees and consultants) to establish our core engineering organization. Additionally, we retained consulting firms to provide specialized engineering technical knowledge to complement our team.

We completed our preliminary design review (“PDR”) in 2022, a phase which sets the stage for the next evolution of design development and high-level test plan development. We updated the exterior design of the TriFan 600, including the wing fans location and the horizontal tail, all of which had a positive impact on the performance and efficiency of the aircraft. Design and engineering for other systems, including the propulsion system, landing gear, cockpit visibility, cabin sizing and structural integrity were also advanced significantly during 2021 and 2022. The Company plans to bring to market the TriFan 600 using two turboshaft engines with 100% sustainable aviation fuel (“SAF”) capability. We are continuously monitoring the technical advances in hybrid-electric technologies for aircraft – both hydrogen fuel cells and batteries -- and will incorporate that when the technology, regulatory path, batteries, and hydrogen/charging infrastructure mature sufficiently.

The PDR phase included the identification of the Company’s supply chain. The team, through the design phase, has identified and started negotiating with key suppliers globally to support each of the components or systems of the TriFan 600, requesting proposals from each. Consequently, a baseline bill-of-materials (“BOM”) has been established.

The current development design review phase (“DDR”) of the program includes further interactions with suppliers to develop and mature major structures and systems of the aircraft. With input from industry leading suppliers, all systems of the TriFan 600 can be incorporated into the airframe to deliver a fully integrated solution. Fulfillment of this phase paves the way for approving engineering designs used to build the aircraft. The DDR phase also includes ongoing communication with the FAA to discuss and maintain awareness of the Company’s compliance with federal regulations.

The next target milestones include critical design review (“CDR”) and building and preliminary testing of a full-scale flight test aircraft. Achieving these milestones, along with building additional full-scale flight test aircraft, is fully dependent on XTI raising additional financing subsequent to the date of this filing.

Following the completion of the first full-scale flight test aircraft, certification from the FAA is expected to take an additional eighteen months to achieve. The Company anticipates FAA certification of the TriFan 600 in 2027.

The Market

In today’s regional air travel market, customers have two choices – either a fixed-wing airplane which requires a runway, or a helicopter which is slow, expensive, and range limited. What we intend to bring to market is a unique “crossover” aircraft combining the best qualities of both. Our target customers for the TriFan 600 include business jet and helicopter operators, major and regional airlines, companies who own and operate their own private jets, air medical operators and individuals. In terms of current market size, the 2021 year-end General Aviation Aircraft Shipment Reports of the General Aviation Aircraft Manufacturers Association (“GAMA”) reports total turbine business aircraft and turbine helicopter billings at approximately $26 billion for 2021.

We believe the differentiating performance capabilities of the TriFan 600 — the unique versatility delivered by combining the best of a helicopter and a business aircraft in one platform resulting in significant time and cost savings — will be attractive to customers and disruptive in existing markets. As of the date of this filing, we have conditional executed aircraft orders, reservations, and options for the delivery of 711 aircraft. Customers making reservation deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request a return of their refundable deposits any time up until the execution of a purchase agreement. These conditional orders and reservations represent the potential for approximately $7 billion in future gross revenue upon delivery of those aircraft, assuming all of these conditional orders and reservations result in aircraft deliveries.

In contrast to the eVTOL (electric vertical takeoff and landing) aircraft, essentially short-range air taxis for urban transport being developed by other companies, the TriFan 600 will have greater range of 700 miles plus the flexibility to take off and land either vertically or conventionally. This offers true regional connectivity. With our initial configuration of two turboshaft engines, we expect that our customers will be able to use much of the existing infrastructure on the ground, including more than 5,000 existing helipads in the U.S. alone, as well as other landing areas where it is safe and legal to land and take off, including job sites, grassy areas, driveways, back yards, other paved and improved surfaces, hospital helipads and regional airports. This flexibility in takeoff and landing sites will be a significant competitive advantage over eVTOL aircraft because eVTOL aircraft depend on the availability of battery or hydrogen charging infrastructure which is largely undeveloped. The TriFan 600 will provide increased connectivity between communities as well as generate time savings for travelers. As technology matures, we envision a transition to hybrid-electric propulsion in our pursuit of taking aviation to a greener future. We believe our phased, measured-risk approach is prudent given the lack of technology readiness of battery and hydrogen propulsion, slow regulatory guidance regarding novel propulsion technologies, and expected long timelines to develop a widespread charging network. With time, we also expect to benefit from the expected expansion of the landing pads, vertiports, and other VTOL aircraft infrastructure that will accommodate the eVTOL air taxis. We anticipate owners and users of the TriFan will be able to access many of those facilities, which should allow XTI to participate to some extent in the upcoming and not yet established Advanced Air Mobility (AAM) market.

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Competition

When the TriFan 600 goes into production, we intend it will compete with other aircraft manufacturers by providing our customers with what we believe is a unique “crossover” aircraft with superior performance capabilities at a competitive purchase price. We believe the TriFan 600 will be one of a small number of aircraft that offers the speed, range and comfort of a business aircraft with the versatility of VTOL. Flying greater distances and on average at twice the speed of competing helicopters, we expect the TriFan 600 to offer lower direct operating costs (cost per flight hour) and be able to fly almost twice as many missions; hence we expect it will generate additional revenue for airlines and aircraft operators.

As of the date of this filing, the base price of the TriFan 600 aircraft is approximately $9.9 million. The announced price for our only known direct competitor for a civilian fixed-wing VTOL aircraft, the AW609 tiltrotor, is between $20 million and $30 million. While the currently announced configuration of the AW609 will carry one or two more passengers, we believe the TriFan 600 will have direct operating cost and performance advantages.

The TriFan 600’s $9.9 million base price falls within the price range ($6.5 million - $12 million) for many of the business airplanes with whom we expect the TriFan 600 to compete. Unlike the TriFan 600, these airplanes require runways for takeoff and landing which add to total trip time. The $9.9 million base price is above the initial purchase price range ($5.5 million to $8.2 million) for helicopters with whom the TriFan 600 expects to compete. However, the TriFan 600 can complete missions at approximately twice the speed of competing helicopters. Therefore, the mission time compared to helicopters is expected to be reduced by 40% - 50% and mission costs and emissions will also be reduced. As a result, we expect the TriFan 600’s five-year cost of ownership (initial base purchase price plus annual direct operating costs) to be lower than much of the helicopter competition.

Aviation Regulations

In the U.S., civil aviation is regulated by the FAA, which controls virtually every aspect of flight from pilot licensing to aircraft design and construction, and use of the public air space within the boundaries and territorial waters of the United States. The FAA requires that every civilian aircraft that flies in the U.S. carry a valid “type certificate” and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

We intend to seek approval for the design of the TriFan 600 by obtaining a standard Type Certificate under Federal Aviation Regulations. The Company plans to submit its initial certification plan by the fourth quarter of 2023. The FAA will oversee extensive testing and analysis of the TriFan 600 to confirm the aircraft’s safety, stability, reliability, performance, and compliance with the applicable airworthiness standards.

In addition, once FAA issues a type certificate to the Company, we intend to apply for a production certificate to enable the Company to manufacture the TriFan in commercial quantities. TriFan 600 aircraft that are manufactured by XTI in accordance with the type certificate and the production certificate will be delivered to customers along with a certificate of airworthiness.

Since we are not permitted to deliver commercially produced aircraft to customers until any such aircraft has obtained FAA certification, no material sales revenue will be generated before receipt of FAA certification. The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 will take several years.

In addition to the FAA, customers’ operation of the TriFan 600 will be regulated by various state, county, and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions vary by location. Some government and private locations in the U.S. and around the world limit or prohibit the use of aircraft. There are currently over 5,000 helipads in the U.S. where helicopters are allowed to land. Thus, we expect that customers will be able to legally land the TriFan 600 in these locations and at thousands of other paved areas or grassy areas, job sites, residential and commercial locations in the U.S. and around the world where it's safe and legal to land VTOL aircraft, as well as smaller general aviation airports unavailable to conventional business aircraft and jets.

Intellectual Property

We have received a utility patent (US Patent 9,676,479) and a design patent (US Patent D741247) for a VTOL aircraft that includes a pair of ducted lift/thrust fans that are rotatably moveable between the lift and thrust positions. Based on those U.S. patents, the Company has also applied for and has been issued multiple additional foreign utility patents, including from China, Japan, Europe and Canada. We have sought to protect the intellectual property of the Company through the use of patents and trade secrets. Employee and third-party consultants have signed non-disclosure agreements with the Company which include standard provisions related to assignment of work product and other requirements to further protect its proprietary rights. We are continuing to develop intellectual property and we intend to aggressively protect our position in key technologies. We own several trademarks protecting the Company’s name and logo. Our intellectual property also includes extensive data, engineering analyses and other know-how.

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We have obtained broad patent protection in both respects through the above-referenced patents. Under the European patent, we have applied for issuance of patents in the U.K., France, Germany, and Italy, where we expect the aircraft will be sold and used. Patents are also pending in Brazil.

Facilities

Our headquarters are located at Centennial Airport in Englewood, Colorado. This facility houses our principal executive office, finance, and other administrative activities, although our employees and consultants mostly work remotely. The lease for this facility is month-to-month. Our engineers are scattered throughout the U.S. working remotely.

We believe that our facility in Colorado meets our needs for the immediate future. However, we plan to begin a site selection process as early as the third quarter of 2023 to identify a facility located at an airport within the continental U.S. that will allow us to consolidate engineers and other administrative employees, perform flight simulations, perform propulsion rig and prototype flight tests, and potentially expand to a full production site with a facility for pilot training. It is not yet determined whether our corporate headquarters will change from the current location at Centennial Airport. We expect to move into a new facility by 2025.

Employees and Human Capital

As of the date of this filing, the Company has twelve full-time employees. As capital is raised and made available, we expect our workforce will increase to an estimated 215 employees by 2027. XTI’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and additional employees.

As an organization, we define ourselves by our commitment to outstanding leadership, innovative solutions for aircraft technology development, and expertise in the aviation industry. With each person’s active involvement, creativity, and ideas, we continuously drive towards achieving our goals, together.

We believe that our corporate culture and our relationships with our employees meaningfully contribute to our success. We strive to empower, engage, and celebrate diversity, authenticity, and inclusion – regardless of gender, race, ethnicity, identity, age, religion, or culture. Our goal is to maximize the impact of the XTI team by attracting, engaging, and retaining the most talented, dedicated, and passionate people. Our success will require inclusive collaboration.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operation in conjunction with our financial statements and the related notes included in this Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Business Overview

XTI Aircraft Company (“XTI” or the “Company”) is an aircraft development and manufacturing company whose mission is “to define the future of air travel.” Headquartered in Englewood, Colorado, the Company is developing a family of vertical takeoff and landing (“VTOL”) aircraft that take off and land like a helicopter and cruise like a fixed-wing business aircraft. Our initial model, the TriFan 600, is a six-seat aircraft whose mission is to provide point-to-point air travel over distances of up to 700 miles, fly at twice the speed of a helicopter and cruise at altitudes up to 25,000 feet. The final cruise altitude for achieving optimal performance to be confirmed during flight tests.

We believe the TriFan 600 will be one of the first VTOL aircraft that offers the speed and comfort of a business aircraft and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, air medical operators, and air taxi and regional air travel. The Company was incorporated in October 2009, and operations began in the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600, building and testing a two-thirds scale unmanned version of the TriFan 600, generating pre-orders for the TriFan 600, and seeking funds from investors to enable the Company to build full-scale piloted prototypes of the TriFan 600, obtain necessary FAA certification and to eventually engage in commercial development of the TriFan 600.

Plan of Operations and Operating Results

As of the date of this filing, we have not yet determined whether we will be (i) an original equipment manufacturer (“OEM”) and assemble the TriFan 600 with parts purchased from third-party specialized aviation component suppliers, or (ii) partner with a third-party OEM who will assemble the aircraft.

Although the main source of our revenue will be aircraft sales, revenue from training, maintenance, leasing, insurance, and aircraft maintenance programs may provide additional revenue streams.

We have hired a number of employees and consultants to accelerate the development of the aircraft. We intend to continue our development of the TriFan by engaging key supply partners, establishing vendors of key components of the full-scale Test Aircraft #1, commissioning and completing trade studies, and completing the development design review of the TriFan.

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the Company to continue taking customer orders and deposits. We believe that increasing awareness of the aircraft and demonstrating customer demand through sales orders will enhance the Company’s ability to continue raising capital in the future.

We have the ability to regulate our spending for aircraft development and testing, sales and marketing, and administrative support based on the amount of financing that we raise from investors. We will need additional capital to complete our development of the series of Test Aircraft and beyond as discussed below and are pursuing multiple alternatives for such funding.

XTI has a ten-year operating history and has generated no revenues since its inception. We do not believe we will be able to generate revenues without successfully completing the certification of the proposed TriFan 600 aircraft. Based on our current estimates, we will require a minimum of $500 million in capital to fully implement our proposed business plan and achieve FAA certification of the TriFan 600 by 2027.

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Key Factors Affecting Our Results of Operations

We believe that the growth of our business and our future success are dependent upon many factors, including our ability to hire engineering internal and third-party resources, secure strategic partnerships with suppliers, expand the number of customer purchase orders, locate a facility for further aircraft development and testing, expand on that facility or locate to a new facility for commercial production, build-out production assembly lines in a timely manner, develop ancillary service offerings related to the TriFan 600 such as flight training, insurance programs and maintenance products, and secure the needed financing to achieve FAA certification by 2027.

While each of these areas presents significant opportunities for us, they also pose material challenges and risks that we must successfully address in order to achieve FAA certification of the TriFan 600 by 2027 and further reach our current aircraft delivery forecasts.

Refer to our most recent C-AR filing for further discussion of the Company’s risk factors.

Economic and Market Factors

Our operations, partners, customers and potential suppliers are subject to various global macroeconomic factors. We expect to continue to remain vulnerable to a number of industry-specific and global macroeconomic factors that may cause (i) continued challenges in securing financing to achieve FAA certification of the TriFan 600 by 2027, and (ii) our actual results of operations to differ from our historical results of operations or current expectations. The factors and trends that we currently believe are or will be most impactful to our results of operations and financial condition include the following: the ongoing downturn in the capital markets; the impact on us of significant operational challenges by third parties on which we rely; inflationary pressures; potential labor and supply chain shortages affecting us and our partners; volatile fuel prices; and changes in general economic conditions in the markets in which we operate.

Historically, our results of operations have not been materially impacted by other factors. We continue to monitor the potential favorable or unfavorable impacts of these and other factors on our business, operations, financial condition and future results of operations, which are dependent on future developments.

Impact of COVID-19 on Operations

We believe COVID-19 negatively impacted our ability to raise capital since early 2020. Limited financial resources and the cancellation of industry conferences and other marketing opportunities we believe to have limited the number of aircraft reservations and conditional purchase orders that otherwise could have been secured. In addition, we suspended further tests of our 65% scale prototype in 2020 due to the COVID-19 pandemic.

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Currently, the pandemic has had some potentially positive long-term impacts on the market for private aircraft, as it has driven an increased interest in private aircraft as a means to avoid crowded airports and airlines and allowed us to hire personnel who work remotely. It is difficult to estimate whether this will continue in the future and to provide increased opportunities for XTI.

Key Components of Our Results of Operations

The following is a summary of the principal line items comprising our operating results.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of the TriFan 600 aircraft. These expenses include:

•	employee-related expenses, including salaries, and benefits for personnel engaged in research and development functions;

•	expenses incurred in connection with XTI’s research and development activities, including under agreements with third parties such as consultants and contractors; and

•	software and technology-related expenses to support computer-aided design of the aircraft, flight simulations, and other technology needs of our engineers.

Research and development costs are expensed as incurred. We expect our research and development expenses to increase significantly as we increase staffing to support aircraft engineering and software development, build aircraft prototypes and continue to explore and develop technologies.

Selling and Marketing Expenses

Selling and marketing costs include activities such as aircraft reservation procurement, public relations and business opportunity advancement. These functions mainly generate expenses relating to travel, trade show fees and costs, salaries and benefits. Selling and marketing expenses are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance, corporate and business development, and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters, including noncapitalizable transaction costs; professional fees for accounting, auditing, tax and administrative consulting services; insurance costs, facility related expenses including maintenance and allocated expenses for rent and other operating costs.

We anticipate that general and administrative expenses will increase substantially in the future as we increase our headcount to support continued research and development and commercialization of the TriFan 600.

Interest Expense

Interest expense consists primarily of (i) accrued interest relating to convertible and promissory notes, and (ii) accretion of debt discounts relating to warrants and stock options issued in conjunction with convertible notes.

Changes in Fair Value of Warrants and Xeriant Obligation

Private placement warrants and our obligation to Xeriant under the joint venture described above are recorded as liabilities and subject to remeasurement to fair value at each balance sheet date. We expect to incur an incremental income (expense) in the statements of operations for the fair value adjustments for the warrants at the end of each reporting period. Refer to the discussion of our joint venture with Xeriant, Inc. below under the section entitled "Liquidity and Capital Resources – Cash Flows.”

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Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Six-Months Ended June 30, 2022 Compared to Six-Months Ended June 30, 2021

Operating expenses for the six months ended June 30, 2022 increased by $7,074,492 compared to the six months ended June 30, 2021. The principal drivers for the increase was mostly attributable to (i) an increase in non-cash expense for issuances of warrant and stock compensation awards of 3,652,140 and $795,532, respectively, included within general and administrative expenses and (ii) increases in research and development and marketing expenditures as the Company received additional funding starting in May 2021.

Research and development costs to advance development of the TriFan 600 increased from $113,861 for the six months ending June 30, 2021 to $1,789,893 for the six months ending June 30, 2022, an increase of $1,676,032.

Selling and marketing expenses increased from $101,163 for the six months ending June 30, 2021 to $278,766 for the six months ending June 30, 2022, an increase of $177,603.

General and administrative costs increased from $1,495,748 for the six months ending June 30, 2021 to $6,716,605 for the six months ending June 30, 2022, an increase of $5,220,857. This increase in general and administrative expenses was primarily attributed to issuing more stock options and warrants to members of the executive management team, employees, and other service providers as compensation for services. We also increased spending to support operational growth including increases in professional services cost related to legal, information technology, human resources and finance.

Other expense increased by $1,261,300 to $1,502,255 for the six months ended June 30, 2022 from $240,955 for the six months ended June 30, 2021. The increase was due to a loss of $1,075,235 from changes in fair value of outstanding warrants and the Xeriant obligation (see further discussion under “Liquidity and Capital Resources”), a $151,308 increase in interest expense and a $34,757 increase in loan cost amortization expense relating to a loan that originated in 2021.

Interest expense, including discount accretion, increased from $231,734 for the six months ending June 30, 2021 to $383,042 for the six months ending June 30, 2022 as we recognized increased (i) interest expense driven by convertible notes entered into during 2021 of $64,415 and (ii) accretion of debt discount of $86,893. Interest expense in the six-months ended June 30, 2022 and 2021 included accretion of debt discount of $202,644 and $115,751, respectively, associated with options and warrants granted with the convertible notes.

As a result, our net loss for the six months ended June 30, 2022 was $10,287,519 as compared to a net loss of $1,951,727 for the six months ended June 30, 2021, an increase of $8,335,762.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred net losses and negative operating cash flows from operations since inception, and we expect to continue to incur losses and negative operating cash flows for the foreseeable future until we successfully commence sustainable commercial operations. To date, we have funded our operations primarily with proceeds from the Joint Venture with Xeriant, Inc. that commenced on May 31, 2021 (see further discussion below under “Cash Flows”), conditional customer reservation deposits, and issuance of common shares and convertible notes.

Until we generate sufficient operating cash flow to fully cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of equity and debt financing to fund any future remaining capital needs. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those and common stockholders. The terms of debt securities or borrowings could impose significant restrictions on our operations. The capital markets have in the past, and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

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Our principal uses of cash in recent periods were to fund our research and development activities, business development, and support services. Currently, the company requires additional capital to continue operations, and is receiving funding from private investors. Sales to private investors may involve primary sales by the Company at different terms than those in previous Regulation A and Regulation CF offerings. Our ability to receive additional investor financing may be harmed should affiliates and other holders of our securities attempt to sell their holdings.

As June 30, 2022, we received conditional orders for aircraft which generated $2,915,000 of cash from a combination of deposits and convertible notes. These funds will not be recorded as revenue until the orders for aircraft are delivered which may not be for many years or at all if we do not deliver the aircraft. The deposits prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their refundable deposit any time up until the execution of a purchase agreement. Customers’ request for return of their refundable deposits could adversely affect the Company’s liquidity resources and the Company may be financially unable to return such deposits.

Going Concern

As part of issuing our financial statements, we evaluated whether there were any conditions and events that raise substantial doubt about our ability to continue as a going concern over the next twelve months. Since inception, we have incurred significant operating losses, have an accumulated deficit of $42,707,231 as of June 30, 2022, and have negative operating cash flows. Management expects that operating losses and negative cash flows will continue and may increase because of additional costs and expenses related to the development of the TriFan 600 aircraft and the development of market and strategic relationships with other companies. Anticipated increases in costs and expenses will be incurred only as additional capital is secured. Our continued solvency is dependent upon our ability to obtain additional working capital to complete our aircraft development and to successfully market and achieve commerciality of our aircraft.

We intend to fund future operations through private or public equity or debt offerings and may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to us, or at all. These conditions, among other factors, raise substantial doubt about our ability to continue as a going concern.

Cash Flows

As of June 30, 2022, we had cash of $1,195,548 and a working capital deficit of ($9,922,082) as compared to cash of $4,316,396 and a working capital deficit of ($5,481,097) as of December 31, 2021.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended
	June 30,
	2022	2021
Net cash provided by (used in) operating activities	$(3,148,207)	$21,517
Net cash used in investing activities	(2,866)	(7,726)
Net cash provided by financing activities	30,225	3,619,970

Net increase in cash	(3,120,848)	3,633,761

Cash - beginning of period	4,316,396	122,899

Cash - end of period	$1,195,548	$3,756,660

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Net Cash Used in Operating Activities

2022

Net cash used by operating activities for the six months ended June 30, 2022 was ($3,148,207), consisting primarily of a net loss of ($10,287,519), adjusted for non-cash items and statement of operations impact from investing and financing activities which includes $1,862,554 stock-based compensation expense, $3,652,140 warrant compensation expense, $62,442 depreciation and amortization expense, $202,644 debt discount accretion, $1,075,235 changes in fair value of warrant and Xeriant liabilities, and a net increase in our working capital of $284,297. The net increase in our net working capital was primarily driven by the company receiving $250,000 in proceeds from aircraft reservation deposits during the first six months of 2022.

2021

Net cash provided by operating activities for the six-months ended June 30, 2021 was $21,517, consisting primarily of a net loss of ($1,951,727), adjusted for non-cash items and statement of operations impact from investing and financing activities which includes $1,067,022 stock-based compensation expense, $21,987 amortization expense, $115,751 debt discount accretion, and a net increase in our working capital of $768,484. The net increase in our net working capital was primarily driven by the company receiving $824,975 in proceeds from aircraft reservation deposits during the first six months of 2021.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six-months ended June 30, 2022 and 2021 was legal costs incurred relating to our patents.

Net Cash Provided by Financing Activities

2022

During the six months ended June 30, 2022, the Company received $50,225 from the issuance of 28,700 shares of common stock at $1.75 per share. We also repaid $20,000 in promissory notes.

2021

During the six months ended June 30, 2021, the Company received $2,500,000 in proceeds from the issuance of convertible notes to a syndicate of individual investors. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of ten years. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on May 23, 2024. The share conversion may occur prior to May 23, 2024 upon the occurrence of the Company capital raising $10 million, or upon a change of control.

During the six months ended June 30, 2021, the Company received $225,000 in additional funding from Robert Denehy, a former Director of XTI, in exchange for a new convertible promissory note which replaced an existing convertible promissory note. The new convertible note has a principal amount of $1,254,529 with a maturity date of December 31, 2023 and bears interest at a rate of 10.0% per annum. Mr. Denehy has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023. The convertible note with Mr. Denehy was included as Exhibit 6.14 to our Offering Statement on the Form 1-A.

We received funding through the sale of common stock to investors under Regulation CF. These sales accounted for net proceeds of $475,772.

On May 31, 2021, the Company entered into a Joint Venture Agreement with Xeriant, Inc. (“Xeriant”) to advance the design and development of the TriFan aircraft. Per the agreement, Xeriant has the right to invest up to a total of $10 million in the Joint Venture (“JV”). Under a Services Agreement between the Company and the JV, the JV has agreed to fund the Company monthly based upon billings received from the Company for development costs incurred. In exchange for Xeriant’s investment in the JV, the Company has agreed to issue to Xeriant up to 10% of the number of shares of the Company’s fully diluted issued and outstanding common stock immediately prior to the earlier of (i) the Company merging with a publicly-listed special purpose acquisition company (“SPAC” transaction) or into another entity (other than a SPAC) where the Company is valued at not less than $150 million, (ii) the Company raising (either in private placements or in an initial public offering) an aggregate gross proceeds of at least $30 million, (iii) at the election of Xeriant, if Xeriant has made a $10 million investment in the Company, or (iv) May 31, 2023. As of June 30, 2021, the Company received $310,880 in funding from the JV. As of June 30, 2022, the Company received $5,407,580 from the JV.

10

The Company also received $225,000 from the issuance of 160,000 shares of common stock between $1.30 and $1.50 per share during the six-months ended June 30, 2021.

In terms of cash outflows from financing activities, we repaid $40,097 relating to a revolving line of credit with the founder, which was replaced by a new convertible note with the founder on December 31, 2021. We also repaid $76,585 in promissory notes.

OTHER INFORMATION

Robert Labelle and Sarita Jha departed the Company on June 14, 2022. Charles Johnson is no longer an executive of the Company, as of July 1, 2022, but continues as a director and as our Chief Operating Advisor under a consulting arrangement. On March 1, 2022, we hired John Griffo as our Vice President of Finance, who also serves as our Principal Financial Officer and Principal Accounting Officer. On July 1, 2022, we promoted Michael Hinderberger to Chief Executive Officer. Previously, Mr. Hinderberger served as our SVP of Engineering and Technology. On July 1, 2022, we engaged Scott Pomeroy as our Chief Financial Officer under a consulting arrangement.

11

INTERIM FINANCIAL STATEMENTS

The balance sheets of XTI Aircraft Company for the six-months ended June 30, 2022 and fiscal year ended December 31, 2021, and the statements of operations, and cash flows of XTI Aircraft Company for the six-months ended June 30, 2022 and 2021 are included in this semi-annual report. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

12

XTI AIRCRAFT COMPANY

Balance Sheets -
As of June 30, 2022 (Unaudited) and December 31, 2021
Statement of Operations and Statements of Cash Flows -
For the Six Months Ended June 30, 2022 (Unaudited) and 2021 (Unaudited)

XTI AIRCRAFT COMPANY

XTI AIRCRAFT COMPANY

Balance Sheets

	June 30, 2022 (Unaudited)	December 31, 2021
Assets

Current assets:
Cash	$1,195,548	$4,316,396
Tax receivable	170,207	170,207
Prepaid expenses and other current assets	41,126	79,390
Total current assets	1,406,881	4,565,993

Property and equipment, net	26,387	31,631
Patent, net	284,093	294,446
Trademarks	7,518	7,518

Total assets	$1,724,879	$4,899,588

Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable	$795,702	$454,243
Related party payables	220,000	825,000
Accrued and other current liabilities	203,275	143,494
Accrued interest	570,955	390,557
Customer deposits	1,349,945	1,099,945
Convertible and promissory notes - related party	1,051,307	1,071,307
Warrant liability	353,528	345,292
Xeriant obligation	6,784,251	5,717,252
Total current liabilities	11,328,963	10,047,090

SBA loan	64,683	64,683
Convertible and promissory notes - related party, net of unamortized discounts and loan costs of $816,753 and $1,063,375 as of June 30,2022 and December 31, 2021, respectively	3,547,776	3,301,154
Total liabilities	14,941,422	13,412,927

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2022 and December 31, 2021, 34,644,024 and 35,602,391 shares issued and outstanding, respectively	34,644	35,602
Additional paid-in capital	29,456,044	23,870,771
Accumulated deficit	(42,707,231)	(32,419,712)
Total stockholders’ deficit	(13,216,543)	(8,513,339)

Total liabilities and stockholders’ deficit	$1,724,879	$4,899,588

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Operations

	For the Six Months Ended
	June 30,
	(Unaudited)
	2022	2021
Operating expenses
Research and development	$1,789,893	$113,861
Selling and marketing	278,766	101,163
General and administrative	6,716,605	1,495,748
Total operating expenses	8,785,264	1,710,772

Operating loss	(8,785,264)	(1,710,772)

Other expense:
Interest expense	(180,398)	(115,983)
Interest expense – discount accretion	(202,644)	(115,751)
Loan cost amortization	(43,978)	(9,221)
Change in value of warrant	(8,236)	-
Change in value of Xeriant obligation	(1,066,999)	-
Total other expense	(1,502,255)	(240,955)

Net loss	$(10,287,519)	$(1,951,727)

Note: In the opinion of management all adjustments necessary to make interim financial statements not misleading have been included.

See notes to financial statements.

Xti aircraft company

Statements of Changes in Stockholders’ Deficit

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2020	37,398,697	37,399	10,606,431	(15,085,274)	(4,441,444)
Issuance of shares through Reg CF offering ($1.50)	389,020	$389	$535,702		$536,091
Issuance of common stock	162,500	$162	$229,838		$230,000
Stock-based compensation - options			$12,467,732		$12,467,732
Issuance of previously accrued stock option compensation			$362,531		$362,531
Issuance of stock options with convertible note			$529,362		$529,362
Net Issuance of warrants with convertible note			$326,791		$326,791
Forfeiture of common stock	(2,347,826)	$(2,348)	$2,348		$-
Offering Costs			$(75,193)		$(75,193)
Adoption of ASU 2020-06 - reversal of Prior Year BCF			$(1,114,771)	$1,114,771	$-
Net loss				$(18,449,209)	$(18,449,209)
Balance at December 31, 2021	35,602,391	$35,602	$23,870,771	$(32,419,712)	$(8,513,339)
Issuance of common stock	28,700	$29	$50,196		$50,225
Issuance of common stock as previously accrued compensation	12,933	$13	$19,383		$19,396
Stock-based compensation - options			$1,862,554		$1,862,554
Stock-based compensation - warrants			$3,652,140		$3,652,140
Forfeiture of common stock	(1,000,000)	$(1,000)	$1,000		$-
Net loss				$(10,287,519)	$(10,287,519)
Balance at June 30, 2022	34,644,024	$34,644	$29,456,044	$(42,707,231)	$(13,216,543)

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Six Months Ended
	June 30,
	(Unaudited)
	2022	2021
Cash flows from operating activities
Net loss	$(10,287,519)	$(1,951,727)
Adjustments to reconcile net loss to net cash used in operating activities Depreciation expense	5,244	-
Amortization of intangible assets	13,220	12,766
Amortization of loan costs	43,978	9,221
Accretion of debt discount to interest expense	202,644	115,751
Warrant compensation expense	3,652,140	-
Stock compensation expense	1,862,554	1,067,022
Change in fair value of warrant liability	8,236	-
Change in fair value of Xeriant liability	1,066,999	-
Changes in operating assets and liabilities
Receivables, prepaids, and other current assets	38,264	-
Accounts payable	341,458	(84,575)
Related party payables	(605,000)	(36,791)
Accrued and other current liabilities	79,177	(42,376)
Customer deposits	250,000	824,975
Accrued interest	180,398	107,251
	284,297	768,484
Net cash provided by (used in) operating activities	(3,148,207)	21,517

Cash flows from investing activities
Patent	(2,866)	(7,726)
Net cash used in investing activities	(2,866)	(7,726)

Cash flows from financing activities
Borrowings (payments) on convertible notes, net of loan costs	-	2,725,000
Borrowings (payments) on promissory notes	(20,000)	(76,585)
Proceeds from Reg CF offering, net	-	475,772
Proceeds from amounts held in escrow	-	-
Payments on revolving line-of-credit	-	(40,097)
Proceeds from Joint Venture with Xeriant Inc.	-	310,880
Proceeds from common stock issuances	50,225	225,000
Net cash provided by financing activities	30,225	3,619,970

Net increase (decrease) in cash	(3,120,848)	3,633,761

Cash - beginning of period	4,316,396	122,899

Cash - end of period	$1,195,548	$3,756,660

See notes to financial statements.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” “we,” or “us”) is a privately owned development-stage aircraft manufacturer incorporated in Delaware in 2009 to develop a vertical takeoff and landing (VTOL) aircraft that takes off and lands like a helicopter and cruises like a fixed-wing business aircraft. XTI is creating a revolutionary solution for the aviation industry. Once developed, this VTOL airplane, the TriFan 600 will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development.

Going Concern and Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of June 30, 2022, the Company has cash totaling $1,195,548, current liabilities totaling $11,328,963 and inception-to-date losses totaling ($42,707,231), raising substantial doubt about the Company’s ability to continue as a going concern.

In order for the Company to continue as a going concern, management’s plan is to expand its financing plans to include potential additional private placement closings and additional investments under Regulations A or CF offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of June 30, 2022 and December 31, 2021, costs totaling $405,268 and $402,401 associated with patents and trademarks had been recorded, respectively. As of June 30, 2022 and December 31, 2021, accumulated amortization was $113,657 and $100,437, respectively. Amortization expense of $13,220 and $12,766 has been recorded for the six months ended June 30, 2022 and 2021, respectively.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Research and Development

Research and development costs of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan and include personnel expenses, costs of consulting, and computer expenses and software costs. For the six months ended June 30, 2022 and 2021, the Company incurred research and development cost expenses of $1,789,893 and $113,861, respectively.

Selling and Marketing

The cost of selling and marketing is expensed as incurred. For the six months ended June 30, 2022 and 2021, the Company incurred selling and marketing expenses of $278,766 and $101,163, respectively. As of June 30, 2022 and 2021, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

General and Administrative

General and administrative expenses consist of personnel expenses, including salaries, benefits, and stock-based compensation, related to executive management, finance, engineering, and selling and marketing functions. Other costs include contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including depreciation, rent, information technology costs and utilities.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company's income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of June 30, 2022.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at June 30, 2022.

Leases

Leases are evaluated and recorded as capital leases if one of the following is true at inception: (a) the present value of minimum lease payments meets or exceeds 90% of the fair value of the asset, (b) the lease term is greater than or equal to 75% of the economic life of the asset, (c) the lease arrangement contains a bargain purchase option, or (d) title to the property transfers to the Company at the end of the lease. The Company had no capital leases as of June 30, 2022 and as of December 31, 2021.

Rent expense under the corporate office operating lease, which is month-to-month, totaled $1,791 and $1,194 for the six months ended June 30, 2022 and 2021, respectively. The Company also has an operating lease for software, which is for a 12-month term expiring on November 30, 2022. Under the software lease, the Company expensed $61,470 for the six months ended June 30, 2022, and will make additional lease payments totaling $51,225 from July 1, 2022 through the November 30, 2022 lease expiration date. Rent and software lease expenses are included in general and administrative expenses.

Convertible Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s common stock are classified as liabilities on the balance sheets at their estimated fair value when the warrant holder has the option to elect to receive cash value for the warrants and, therefore, may obligate the Company to transfer assets at some point in the future. Such common stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of such common stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the liability classified common stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the common stock warrants.

The Company issued common stock warrants in connection with the execution of certain debt financings during the first six months of 2021, and in exchange for a conditional aircraft purchase order by a regional airline during the first six months of 2022 (see Note 5). Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company incurred stock-based compensation charges of $1,862,554 and $1,067,022 for the six months ended June 30, 2022 and 2021, respectively, which are included in general and administrative expenses.

Customer Deposits

The Company periodically enters into aircraft reservation agreements that include a deposit placed by a potential customer. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. The Company records such advance deposits as a liability and defers the related revenue recognition until delivery of an aircraft occurs, if any.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB issued ASU No. 2016-02, Leases (Topic 842). In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which provides clarification to ASU No. 2016-02. These ASUs require an entity to recognize a lease liability and a ROU asset in the balance sheets for leases with lease terms of more than 12 months. Lessor accounting is largely unchanged, while lessees will no longer be provided with a source of off-balance-sheet financing. This guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. As of June 30, 2022, the Company did not have any operating or financing leases with a lease term of more than 12 months.

On August 5, 2020, the FASB issued Accounting Standards Update 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU simplifies accounting for convertible instruments by removing the Beneficial Conversion Feature (BCF) separation model required under current U.S. Generally Accepted Accounting Principles (GAAP). The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

The Company elected to early adopt ASU 2020-06 and therefore applied the guidance to convertible debt instruments outstanding in which a BCF was previously recognized. The Company elected the modified retrospective method of adoption which resulted in a $1,114,771 adjustment to the opening balance of retained earnings and APIC as of January 1, 2021.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 2 – Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	June 30, 2022	December 31, 2021
Prepaid software	$21,853	$67,188
Prepaid insurance	16,273	8,202
Deposits	3,000	4,000
	$41,126	$79,390

Property and Equipment, Net

Property and equipment consisted of $35,292 of computer equipment purchases as of June 30, 2022 and December 31, 2021. Accumulated depreciation was $8,905 and $3,661 as of June 30, 2022 and December 31, 2021, respectively. Depreciation expense for the six months ended June 30, 2022 and 2021 was $5,244 and $0, respectively, and is included in general and administrative expenses.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	June 30, 2022	December 31, 2021
Accrued bonus and commissions	$-	$40,000
Accrued compensation and benefits	120,294	80,113
Accrued payroll taxes	1,368	3,985
Accrued unbilled professional fees	81,613	19,396
	$203,275	$143,494

Note 3 – Joint Venture

On May 31, 2021, the Company entered into a joint venture agreement with Xeriant, Inc. ("Xeriant"). Under the agreement, Xeriant will assist the Company with advancing the design and development of the TriFan 600 through a joint venture (the "JV"). The JV is managed by a management committee of five persons, three appointed by Xeriant, and two appointed by the Company. Each of Xeriant and the Company has a 50% interest in the JV. In exchange for its interests, the Company issued a non-exclusive license for the Company's patents to the JV for the purposes of carrying out the purpose of the joint venture agreement.

Per the JV agreement, Xeriant has the right to invest up to a total of $10 million in the Joint Venture (“JV”). Under a Services Agreement between the Company and the JV, the JV has agreed to fund the Company monthly based upon billings received from the Company for development costs incurred. In exchange for Xeriant’s investment in the JV, the Company has agreed to issue to Xeriant up to 10% of the number of shares of the Company’s fully diluted issued and outstanding common stock immediately prior to the earlier of (i) the Company merging with a publicly-listed special purpose acquisition company (“SPAC” transaction) or into another entity (other than a SPAC) where the Company is valued at not less than $150 million, (ii) the Company raising (either in private placements or in an initial public offering) an aggregate gross proceeds of at least $30 million, (iii) at the election of Xeriant, if Xeriant has made a $10 million investment in the Company, or (iv) May 31, 2023. As of June 30, 2022, the Company received $5,407,580 in funding from the JV.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

The Company considered ASC 480-10, Distinguishing Liabilities from Equity, and determined the financing arrangement with Xeriant through the Joint Venture is liability classified since the obligation must be settle by issuing a variable number of the Company’s equity shares. Furthermore, the Company considered ASC 815, Derivatives and Hedging, and determined the obligation should be recorded at fair value and marked to market periodically. Accordingly, the Company recorded a $1,066,999 fair value adjustment to the obligation for the six-month period ending June 30, 2022. The Company also recorded a fair value adjustment to the obligation of $309,672 on December 31, 2021.

Note 4 – Convertible and Promissory Notes – Related Party

The following table summarizes the status of the Company’s related party convertible and promissory notes as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Current:
Convertible Note - 2021 [a]	$1,007,323	$1,007,323
Convertible Note - 2017 [b]	30,000	30,000
Promissory Note - 2019 [c]	13,984	33,984
Convertible and promissory notes - related party	$1,051,307	$1,071,307

Long-term:
Convertible Note - 2021 [d]	$2,500,000	$2,500,000
Convertible Note - 2017 [e]	1,254,529	1,254,529
Convertible Note - 2018 [f]	550,000	550,000
Convertible Note - 2019 [g]	60,000	60,000
Unamortized Discounts	(650,063)	(852,708)
Unamortized Loan Costs	(166,690)	(210,667)
Convertible and promissory notes - related party	$3,547,776	$3,301,154

Convertible Note – 2021 [a]

On December 31, 2021, the Company and the related party note holder agreed to combine existing notes and a revolver into a new convertible note. The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $20.0 million in total from investors;

•	$250,000 matures once the Company receives at least $25.0 million in total from investors;

•	$250,000 matures once the Company receives at least $30.0 million in total from investors; and

•	$257,323 matures once the Company receives at least $35.0 million in total from investors.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at anytime on or before the fourth maturity date. As of June 30, 2022, the accrued interest payable on this obligation was $20,146.

Convertible Note – 2017 [b]

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. As of June 30, 2022 and December 31, 2021, accrued interest payable on this obligation was $9,297 and $7,455, respectively.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of December 31, 2022.

Promissory Note – 2019 [c]

During 2019, the Company converted outstanding payable balances owed to a consultant and shareholder of the Company into a promissory note. The note has a principal amount of $85,984 and accrues interest at a rate of 5.0% per annum. The principal balance outstanding as of June 30, 2022 and December 31, 2021 was $13,984 and $33,984, respectively. As of June 30, 2022 and December 31, 2021, accrued interest payable on this obligation was $11,453 and $10,706, respectively. The note matures on July 30, 2022.

Convertible Note – 2021 [d]

During 2021, the Company entered into convertible notes with a syndicate of individuals. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on May 23, 2024. The share conversion may occur prior to May 23, 2024 upon the occurrence of the Company capital raising $10 million, or upon a change of control.

This convertible note is presented on the balance sheet net of (i) unamortized discounts of $238,788 related to options issued in conjunction with this convertible note, and (ii) unamortized loan costs of $166,690 related to the origination costs of the loan, for a net carrying balance of $2,094,522 as of June 30, 2022. The accrued interest payable balance on this obligation was $110,484 and $60,484 as of June 30, 2022 and December 31, 2021, respectively.

Convertible Note – 2017 [e]

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note had a principal amount of $715,000 and accrued interest at a rate of 10.0% per annum. During 2021, the principal and accrued interest on this note (totaling $1,029,539) plus an additional $225,000 of new cash were combined into a new convertible note with a principal balance of $1,254,529 and maturity date of December 31, 2023. The original convertible note was cancelled as part of this new note.

The new note bears interest at a rate of 10.0% per annum, provided that on and after the maturity date interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. As of June 30, 2022 and December 31, 2021, accrued interest payable on this obligation was $159,953 and $94,090, respectively.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

This convertible note is presented on the balance sheet net of unamortized discounts of $346,042 related to warrants issued in conjunction with this convertible note, for a net carrying balance of $908,487 as of June 30, 2022.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023

Convertible Note – 2018 [f]

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. As of June 30, 2022 and December 31, 2021, accrued interest payable on this obligation was $230,855 and $194,251, respectively.

In conjunction with this convertible note, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. This convertible note is presented on the balance sheet net of unamortized discounts of $57,653 related to the warrants issued for a net carrying balance of $492,347 as of June 30, 2022.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2019 [g]

During 2019, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2021 and 2020 was $60,000. As of June 30, 2022 and December 31, 2021, accrued interest payable on this obligation was $23,536 and $19,558, respectively

This convertible note is presented on the balance sheet net of unamortized discounts of $7,580 related to warrants issued in conjunction with this convertible note, for a net carrying balance of $52,420 as of June 30, 2022.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023

XTI AIRCRAFT COMPANY

Notes to Financial Statements

SBA Loan

On June 3, 2020, the Company entered into a promissory note with the U.S. Small Business Administration (SBA). The note has a principal amount of $65,000 and accrues interest at a rate of 3.75% per annum. Monthly payments commence on June 3, 2021. The note matures on June 3, 2050. As of June 30, 2022 and December 31 2021, accrued interest payable on this obligation was $5,231 and $4,013, respectively. The note is collateralized by tangible and intangible personal assets of the Company.

Note 5 – Stockholders’ Equity

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Regulation CF Crowdfunding

During the six-month period ended June 30, 2021, the Company completed closings under this Reg CF filing and sold 344,747 shares of common stock at a value between $1.36 and $1.50 per share for net proceeds of $475,772 to 564 individual investors

Issuances of Common Stock

During the six-month period ended June 30, 2022, the Company issued 28,700 shares of common stock at $1.75 per share for gross proceeds of 50,225. During the six-month period ended June 30, 2021, the Company issued 160,000 shares of common stock between $1.30 and $1.50 per share for gross proceeds of $225,000.

Stock Option Plan

During 2017, the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”), which was amended in 2021 to increase the maximum shares eligible to be granted under the Plan. The Company may issue awards up to a maximum of 30,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

Under the 2017 Plan, stock options are generally granted with an exercise price equal to the estimated fair value of the Company’s common stock, as determined by the Company’s Board of Directors on the date of grant. Options generally have contractual terms of ten years. Incentive stock options (ISO) may only be granted to employees, whereas all other stock awards may be granted to employees, directors, consultants and other key persons.

As of June 30, 2022, the Company had 22,599,905 options outstanding comprised of (i) 18,899,905 fully vested options granted to employees, directors, consultants and other key persons, and (ii) 3,700,000 unvested options granted to employees that vest over a 4-year period.

The total grant date fair value for options issued during the six-month period ending June 30, 2022 was $1,913,596. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility of 74.10%; risk free yield between 1.92% and 2.70%; dividend rate - 0%; stock price of $1.75; exercise price of $1.75.

The Company recognized $1,862,554 and $1,067,022 of stock compensation expense for the six months ending June 30, 2022 and 2021, respectively, which is included in general and administrative expenses. Unrecognized compensation expense as of June 30, 2022 was $2,969,390, which will be amortized to expense over the weighted average remaining term of 3.08 years.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

See below for a summary of the stock options granted under the 2017 plan:

	2017 Plan	Weighted Average Exercise Price per Share
Outstanding – December 31, 2020	5,000,270	$1.22
Granted	15,815,135	$1.72
Exercised	-	$-
Expired	-	$-
Forfeitures	-	$-
Outstanding – December 31, 2021	20,815,405	$1.60
Granted	1,784,500	$1.75
Exercised	-	$-
Expired	-	$-
Forfeitures	-	$-
Outstanding – June 30, 2022	22,599,905	$1.61

Exercisable at December 31, 2021	17,465,405	$1.57

Exercisable at June 30, 2022	18,899,905	$1.58

The weighted average Black-Scholes fair value and exercise price of stock options issued in 2021 was $1.05 and $1.72 per share, respectively. The weighted average Black-Scholes fair value and exercise price of stock options issued during the six-month period ending June 30, 2022 was $1.07 and $1.75 per share, respectively.

Warrants

The following table summarizes the status of the Company’s common stock warrants as of June 30, 2022 and changes during the period then ended:

Common stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share
Outstanding – December 31, 2020	1,533,780	$0.90
Granted	37,910	$1.50
Granted	627,264	$1.50
Cancelled	(491,391)	$1.50
Expired	(100,000)	$1.00
Outstanding – December 31, 2021	1,607,563	$0.97
Granted	6,357,474	$0.01
Granted	7,493	$1.50
Outstanding – June 30, 2022	7,927,530	$0.20

XTI AIRCRAFT COMPANY

Notes to Financial Statements

During 2021, the Company issued a service provider warrants for 37,910 shares of common stock at an exercise price of $1.50 per share. During the six months ended June 30, 2022, the Company issued additional warrants for 7,493 shares of common stock to the same service provider at an exercise price of $1.50 per share. The warrants were issued to the service provider in conjunction with a previous Reg A crowdfunding campaign in which warrants originally issued increase by 25% every six months until the Company has a liquidity event, as defined in the warrant agreement. The Company considered accounting guidance and determined that the warrants are liability classified. The warrant liability will be re-measured at fair value each reporting period.

During 2021 and in conjunction with the Convertible Note 2017[e] (Note 4), the Company cancelled 491,391 warrants previously issued with an exercise price of $1.50 and issued 627,264 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $634,415, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of December 31, 2023. For the six-months ended June 30, 2022, the Company accreted $115,348 of this debt discount to interest expense.

During the six-month period ended June 30, 2022, the Company executed a conditional purchase order with a regional airline customer to deliver 100 TriFan aircraft. In conjunction with this purchase order, the Company issued a warrant for the purchase of a total of 6,357,474 shares of common stock at an exercise price of $0.01. The warrant vests as follows:

•	One third (1/3rd) of the warrants vested on February 2, 2022 upon execution of the purchase order agreement;

•	One third (1/3rd) of the warrants will vest: (i) in the event that the Company is acquired by a special purpose acquisition corporation (SPAC) and the customer, in its sole discretion, invests a minimum of $10 million in any private investment in public entity (PIPE) consummated in connection with such SPAC transaction, or (ii) upon the occurrence of any other Liquidation Event (as defined in the agreement) resulting in change control of the Company; and

•	One third (1/3rd) of the warrants will vest upon acceptance of delivery and final purchase by the customer of the first TriFan aircraft.

As of June 30, 2022, warrants to purchase one-third or 2,119,137 shares were vested. The other two vesting milestones noted above have not yet been achieved. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $11,067,091, which the vested portion of $3,652,140 has been recorded as general and administrative expense and additional paid-in-capital for the six months ending June 30, 2022.

Warrants granted during 2022 and 2021 were valued using the following Black-Scholes pricing model inputs:

	2022	2021
Risk Free Interest Rate	1.60% - 2.98%	0.92% - 1.26%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	74.00% - 74.10%	74.00% - 86.50
Expected Life (years)	5.0	5.0
Fair Value per Warrant	$1.09 - $1.74	$1.01 - $1.10

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 6 - Related Party Transactions

See Note 4 for disclosure of related party promissory notes and convertible notes.

The Company’s founder and majority shareholder provides legal and strategic consulting services for the Company. During the first six months of 2022 and 2021, the Company paid the founder consulting fees of $80,000 and $8,000, respectively. As of June 30, 2022 and December 31, 2021, the Company owed the founder $210,000 and $240,000, respectively.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $10,000 and $10,000 as of June 30, 2022 and December 31, 2021, respectively.

Note 7 – Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement.  The three levels of the fair value hierarchy are as follows:

Level 1:  Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2:  Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3:  Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

The following table summarizes the Company’s financial assets and liabilities measured on a recurring basis at fair value at June 30, 2022 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
At June 30, 2022:
Liabilities:
Xeriant obligation	$-	$6,784,251	-	$6,784,251
Warrant liability	-	353,528	-	353,528
	$-	$7,137,779	$-	$7,137,779
At December 31, 2021:
Liabilities:
Xeriant liability		$5,717,252		$5,717,252
Warrant liability	$-	$345,292	$-	$345,292
	$-	$6,062,544	$-	$6,062,544

XTI AIRCRAFT COMPANY

Notes to Financial Statements

There were no financial assets and liabilities measured on a non-recurring basis as of June 30, 2022 or December 31, 2021.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 5-year term, volatility between 74% - 74.10%, and no expected dividends.

The Xeriant obligation was valued at the Company’s share price of $1.75 (based on an independent valuation) as of June 30, 2022.

Note 8 – Commitments and Contingencies

Founder Consulting Agreement

The Company has a commitment to pay its founder and shareholder, per a 2021 payable agreement, a deferred compensation amount of $200,000 earned under a 2015 consulting arrangement upon the Company securing $20 million in total debt and equity fundraising. The Company has accrued the full $200,000 amount as of September 30, 2022 and December 31, 2021, which is included in Related Party Payables within the accompanying balance sheets.

CFO Consulting Agreement

On July 1, 2022, the Company entered into a consulting agreement with an individual to serve as the Company’s CFO. In connection with the agreement, the Company will pay the CFO consultant a performance bonus of $200,000 plus equity compensation upon successful delivery of services as outlined in the agreement.

Financial Advisory Agreements

On June 7, 2022, the Company entered into an Advisory Agreement with an investment banking firm to assist the Company with fundraising activities. In connection with the agreement, the Company has the following commitments:

•	M&A fee, if a business combination including a de-SPACing transaction with a SPAC is consummated, equal to the greater of $1,000,000 (minimum fee) and the sum of the following amounts (i) 4% of the first $100 million of the aggregate value (as defined in the agreement) of the business combination, (ii) 3% of any amount of the aggregate value between $100 million and $200 million, (iii) 2% of any amount of the aggregate value between $200 million and $300 million, and (iv) 1% of any amount of the aggregate value exceeding $300 million.

•	Financing fee between 3% and 6% of the aggregate amount of proceeds received by the Company for financing transactions.

Note 9 – Subsequent Events

There were no additional subsequent events that required recognition or disclosure in the financial statements.

INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) -- September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. -- September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment -- November 10, 2015 (4)
Exhibit 4	Form of Subscription Agreement (5)
Exhibit 6.1	Consulting Agreement with David E. Brody -- October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP -- May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino -- January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott -- January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson -- January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino -- August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody -- August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino -- September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino -- December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert LaBelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 6.14	Convertible Promissory Note with Robert Denehy – October 25, 2017 (18)
Exhibit 6.15	Convertible Promissory Note with Saleem Zaheer – October 30, 2017 (19)
Exhibit 6.17	Amended Convertible Promissory Note with Robert Denehy – November 1, 2018 (20)
Exhibit 6.18	Consulting Agreement with Robert LaBelle – January 1, 2019 (21)
Exhibit 6.19	Promissory Note with David E. Brody – November 14, 2019(22)
Exhibit 6.20	Xeriant Joint Venture Agreement (23)
Exhibit 7	Assignment and Assumption Agreement -- July 30, 2013 (24)

(1) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419044535/tv529414_ex4.htm.

(6) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

(7) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-14.htm.

(19) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-15.htm.

(20) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-17.htm.

(21) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-18.htm.

(22) Filed as an exhibit to the company’s Form 1-K available here,

https://www.sec.gov/Archives/edgar/data/1638850/000110465920052110/tm2017794d1_ex6-19.htm.

(23) Filed as an exhibit to the Company’s Form 1-SA available here,

https://www.sec.gov/Archives/edgar/data/1638850/000110465922078856/tm2219481d1_ex6-20.htm.

(24) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company
By David E. Brody,
Signature:	/s/ David E. Brody
Chairman of the Board
Date: July 11, 2023

This Semi-Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Hinderberger
Michael Hinderberger, Chief Executive Officer, Principal Executive Officer
Date: July 11, 2023

/s/ John Griffo
John Griffo, Principal Financial Officer, Principal Accounting Officer
Date: July 11, 2023

/s/ David E. Brody
David E. Brody, Chairman
Date: July 11, 2023

/s/ Charles Johnson
Charles Johnson, Director

Date: July 11, 2023